UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SkyWest Places Firm Order For 60 Embraer Aircraft

Le Bourget, Paris, 18 June 2025 – Embraer (NYSE: ERJ; B3: EMBR3) has received a firm order from SkyWest, Inc. (NASDAQ: SKYW) for 60 aircraft with purchase rights on 50 additional aircraft. Deliveries of the aircraft will begin in 2027. The list price value of the firm order contract for 60 aircraft, which will be included in Embraer’s Q2 backlog, is US$3.6billion.

With a fleet of 263 aircraft, and an existing backlog of 16 aircraft, SkyWest Airlines is the largest E-Jet owner and operator in the world. This order further advances their position.

Chip Childs, President and CEO of SkyWest, said: "As the largest E175 owner and operator worldwide, we’re pleased to continue growing our E175 fleet and enhance our dual-class footprint. This order enables us to advance our long-term fleet strategy and to continue to deliver the premier regional product in the industry."

Arjan Meijer, President & CEO of Embraer Commercial Aviation, added: "We are thrilled to continue our long-standing partnership with SkyWest Airlines with this mega order. The E175 is the cornerstone of regional aviation in North America, and this order underscores SkyWest's confidence in our aircraft's performance, reliability, and passenger comfort. We look forward to supporting SkyWest's growth and success in the years to come."

Embraer and SkyWest have been working closely together for nearly 40 years, beginning in 1986 when the airline acquired five EMB-120 Brasilia aircraft. By the end of 1997, SkyWest was celebrating its 25th anniversary and operating more than 40 EMB-120 aircraft. In 2013, the partnership was renewed with the purchase of 100 E175s. Today, SkyWest is the largest operator of the E175, with 263 aircraft.

Images: https://embraer.imagerelay.com/fl/40fefa888fdb416a8cdb64839914b953

About SkyWest

SkyWest, Inc. is the holding company for SkyWest Airlines, SWC, and SkyWest Leasing, an aircraft leasing company. SkyWest Airlines has a fleet of nearly 500 aircraft connecting passengers to over 265 destinations throughout North America. SkyWest Airlines operates through partnerships with United Airlines, Delta Air Lines, American Airlines, and Alaska Airlines carrying more than 42 million passengers in 2024.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations